Filed by NYSE Euronext, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Subject Companies:
NYSE Group, Inc.
(Commission File No. 001-32829)
Euronext N.V.

December 20, 2006

                                      On December 20, 2006, NYSE Group, Inc. issued the following press release:

NYSE Group Shareholders Overwhelmingly Approve Combination with Euronext, Preliminary Results Indicate --Approximately 99.7 Percent of Voting Shareholders in Favor of Merger—

NEW YORK, Dec. 20 – Approximately 99.7 percent of NYSE Group, Inc. (NYSE: NYX) shareholders who voted have approved the Exchange's proposed combination with Euronext N.V., whose shareholders yesterday approved this historic transaction that creates the first truly global exchange group. More than 75 percent of eligible shares were voted. Final results of the Special Meeting of NYSE Group Stockholders vote will be available on Thursday, Dec. 21, following final vote certification by inspector of elections Wells Fargo Shareowner Services.
     “This is an historic day for NYSE Group and reaffirms our leadership position in global financial markets,” said John A. Thain, Chief Executive Officer, NYSE Group. “Winning the approval of NYSE Group and Euronext shareholders enables us to move forward with our shared vision of building the first truly global exchange group, one with the diversity of product and services and geographic reach that will benefit all of our stakeholders and enable our company to grow.”
     NYSE Group Chairman, Marshall N. Carter added: “On behalf of my colleagues on the NYSE Board of Directors, I want to thank our shareholders for their overwhelming support of this strategic business combination. NYSE Euronext will redefine the marketplace for trading cash and derivatives securities, and create new synergies and opportunities for shareholders, investors, issuers and users of our marketplace.”

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     NYSE Euronext will be the world’s largest and most liquid exchange group with a combined market capitalization of around €21 billion / $27 billion. The combined company will represent the largest cash equities marketplaces with a €19.5 trillion / $25.8 trillion combined total global market capitalization of its listed companies, and will also have global market leadership positions in derivatives, market data and technology. Average daily trading value of the NYSE Euronext will be approximately €77 billion / $102 billion, and the company will encompass the world’s premier listing venues. NYSE Group and Euronext announced plans to merge on June 1, 2006. The transaction is expected to close in late first quarter 2007.

About NYSE Group, Inc.
NYSE Group, Inc. (NYSE:NYX) operates two securities exchanges: the New York Stock Exchange (the “NYSE”) and NYSE Arca, Inc. (formerly known as the Archipelago Exchange, or ArcaEx®, and the Pacific Exchange). NYSE Group is a leading provider of securities listing, trading and market data products and services. In the third quarter of 2006, on an average trading day, 2.2 billion shares, valued at $80.1 billion, were traded on the exchanges of the NYSE Group.
     The NYSE is the world’s largest and most liquid cash equities exchange. The NYSE provides a reliable, orderly, liquid and efficient marketplace where investors buy and sell listed companies’ common stock and other securities. On September 30, 2006, the operating companies listed on the NYSE represented a total global market capitalization of $23.0 trillion. NYSE Arca operates NYSE Arca, Inc., the first open, all-electronic stock exchange in the United States, and has a leading position in trading exchange-traded funds and exchange-listed securities. NYSE Arca, Inc. is also an exchange for trading equity options. NYSE Arca’s trading platforms provide customers with fast electronic execution and open, direct and anonymous market access. NYSE Regulation, an independent not-for-profit subsidiary, regulates member organizations through the enforcement of marketplace rules and federal securities laws. NYSE Regulation also ensures that companies listed on the NYSE and NYSE Arca meet their financial and corporate governance listing standards. For more information on NYSE Group, go to: www.nyse.com.
About Euronext N.V.
Since its creation in 2000, Euronext has been working towards the consolidation of financial markets by integrating local markets across Europe to provide users with a single market that is broad, highly liquid and extremely cost effective.
After the initial three-way merger of the local exchanges of Amsterdam, Brussels and Paris, Euronext acquired the London-based derivatives market LIFFE and merged with the Portuguese exchange in 2002. The implementation of Euronext’s horizontal market model, designed to generate synergies by incorporating the individual strengths and assets of each local market, has proved that the most successful way to merge European exchanges is to apply global vision at a local level. This unique business model has been implemented on all of Euronext’s markets, and covers technological integration, the reorganization of activities into cross-border, streamlined strategic business units (SBUs) and the harmonization of market rules and the regulatory framework.
Euronext’s IT integration was completed in 2004, when a four-year migration plan resulted in harmonized IT platforms for cash trading (NSC), derivatives (LIFFE CONNECT®) and clearing. As a result, every market participant now has a single point of access to trading. Another step forward in the rationalization of Euronext’s IT structure was made in 2005 with the creation of Atos Euronext Market Solutions (AEMS), an IT services-related vehicle between Euronext and Atos Origin that is a leading global provider of technology services to the capital markets.
Cautionary Note Regarding Forward-Looking Statements
Information set forth in this document contains forward-looking statements, which involve a number of risks and uncertainties. NYSE Group, Inc. (“NYSE Group”), Euronext N.V. (“Euronext”) and NYSE Euronext, Inc. (“NYSE Euronext”) caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving NYSE Group and Euronext, including estimated revenue and cost synergies, NYSE Euronext’s plans, objectives, expectations and intentions and other statements that are not historical facts. Additional risks and factors are identified in NYSE Group’s and NYSE Euronext’s filings with the U.S. Securities Exchange Commission (the “SEC”), including NYSE Group’s Report on Form 10-K for the fiscal year ending December 31, 2005 which are available on NYSE Group’s

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website at and the SEC’s website at SEC's Web site at www.sec.gov . and in Euronext’s filings with the Autoriteit Financiële Markten (Authority for the Financial Markets) in The Netherlands, including its annual report and registration document for 2005, which is available on Euronext’s website at . The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.
Additional Information About a Pending Transaction
In connection with the proposed business combination transaction between NYSE Group and Euronext, a newly formed holding company, NYSE Euronext, has filed with the SEC a prospectus that also constitutes a definitive proxy statement of NYSE Group (the "NYSE proxy statement/prospectus") and a prospectus that also constitutes a shareholder circular of Euronext (the "Euronext shareholder circular/prospectus"). Both of these documents are included as prospectuses included in the Registration Statement on Form S-4 (File No. 333-137506), as amended (the "S-4") filed with the SEC by NYSE Euronext that also contains additional information and includes the form of an exchange offer prospectus.

NYSE GROUP INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE NYSE GROUP PROXY STATEMENT/PROSPECTUS, AND EURONEXT SHAREHOLDERS ARE URGED TO READ THE EURONEXT SHAREHOLDER CIRCULAR/PROSPECTUS BECAUSE THOSE DOCUMENTS CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION.

You may obtain a free copy of the S-4, the NYSE Group proxy statement/prospectus and the Euronext shareholder circular prospectus (and will be able to obtain the final version of the exchange offer prospectus, if and when it becomes available), and other related documents filed by NYSE Group and NYSE Euronext with the SEC at the SEC's Web site at www.sec.gov. The NYSE Group proxy statement/prospectus and the other documents may also be obtained for free by accessing NYSE Group's Web site at http//www.nyse.com, or by contacting NYSE Group's investor relations department. The Euronext shareholder circular/prospectus may also be obtained for free by accessing Euronext's Web site at http//www.euronext.com.

NYSE Group, Euronext and their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NYSE Group stockholders in respect of the proposed business combination transaction. You can find information about Euronext's and NYSE Group's respective executive officers and directors in NYSE Group's proxy statement/prospectus and Euronext's shareholder circular/prospectus as described above. Additional information regarding the interests of such potential participants have been included in the NYSE Group proxy statement/prospectus and the Euronext shareholder circular/prospectus and in the S-4.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Subject to satisfaction of certain conditions precedent, NYSE Euronext will file a tender offer for Euronext shares. A detailed information document ("note d'information") and a response document ("note en réponse") will be filed with the Autorité des Marchés Financiers (AMF) in France and will be accesible on the websites of the AMF(www.amf-france.org) and Euronext (www.euronext.com) and may be obtained free of charge from Euronext.